FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Sep 27, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

MINUTES NO. 108 OF SADIA S.A. BOARD OF DIRECTORS MEETING
HELD ON 09-26-2006

On the twenty-sixth day of the month of October of the year two thousand and six, at the Company's facilities at Rua Fortunato Ferraz No. 365 – 2º floor, in São Paulo-SP, a meeting of the members of Sadia S.A. Board of Directors was held, chaired by Mr. Walter Fontana Filho and, upon a verification of compliance with the first paragraph of Article 16 of the Bylaws, the meeting was called to order to appreciate the following:

2. COMPANY'S ACQUISITION OF ITS OWN SHARES:-
In view of the cash available for investment and considering the current market quotation of the shares issued by the Company, the Board resolved, in accordance with Article 9 of the Bylaws and observing the requirements in Article 30 of Law No. 6404/76 and Instruction No. 10, dated 02-14-1980, of the Brazilian Securities and Exchange Commission (CVM), amended by CVM Instructions No. 268, of 11-13-1997 and No. 390, of 07-08-2003, to authorize the Executive Board to acquire the company's own preferred shares in the Stock Exchange and, pursuant to Article 8 of the aforementioned CVM Instruction, the following is specified: a) acquisition of three million, five hundred and twenty thousand (3,520,000) preferred shares, within the limit of ten percent (10%) of a total of thirty-nine million, four hundred and thirty-eight thousand, five hundred and eighty-seven (39,438,587) outstanding preferred shares; b) ensure a sound destination for the available cash by forming a stock base that, added to the already existing two million and five hundred and four thousand (2,504,000) Treasury shares, shall be used for the Stock Purchase Option Plan to be granted to its officers; c) the time frame for carrying out this operation shall be three hundred and sixty-five (365) days, as from the date that the corresponding notice is filed with the Brazilian Securities and Exchange Commission (CVM); d) this operation shall be arranged by Concórdia S. A. Corretora de Valores Mobiliários, Câmbio e Commodities, based at Rua Líbero Badaró, No. 425, 23º andar, CEP 01009-000, in São Paulo-SP, with a branch at Av. Rio Branco, No. 114, 10º andar, CEP 20.040-002, in Rio de Janeiro.

There being no further business, the meeting was adjourned and these minutes were issued and signed by all Board members present.

São Paulo-SP, September 26, 2006

/s/ Walter Fontana Filho (President); Eduardo Fontana d’Avila (1st Vice President); Osório Henrique Furlan (2nd Vice President); Alcides Lopes Tápias; Everaldo Nigro dos Santos; Francisco Silverio Morales Cespede; José Marcos Konder Comparato; Norberto Fatio; Romano Ancelmo Fontana Filho; Vicente Falconi Campos.

I CERTIFY that this is a faithful copy of item 2 of the Minutes No. 108, transcribed from pages 03 and 04 of Book of Minutes No. 4 of Sadia S.A. Board of Directors.

José Nestor Conceição Hopf